METALLA WELCOMES JASON CHO AS PRESIDENT

FOR IMMEDIATE RELEASE	TSXV: MTA
JULY 24, 2024	NYSE AMERICAN: MTA

Vancouver, British Columbia: Metalla Royalty & Streaming Ltd. ("Metalla") or ("Company") (NYSE American: MTA) (TSXV: MTA) is pleased to announce the appointment of Jason Cho as President of the Company, effective immediately.

Brett Heath, Chief Executive Officer of Metalla, stated, "The Board is pleased to have someone of Jason's caliber joining the team. As a highly respected mining professional with 25 years of sector expertise, Mr. Cho adds meaningful capital markets, technical, finance, and strategic expertise. Throughout his extensive career, he has shown a commitment to shareholder value, and will be aligned through a significant personal equity investment into the Company. Jason's strong industry relationships will be instrumental in continuing Metalla's growth going forward."

Mr. Cho commented, "I am enthusiastic to partner with Brett and the Metalla team at such a pivotal time as the Company advances its path towards building a leading royalty company and more fully realizes value within its existing portfolio of high quality assets."

ABOUT JASON CHO

Mr. Cho is an accomplished mining executive with over 25 years of broad based experience in engineering, corporate finance, portfolio management and corporate development focused on the mining and materials sector.  He most recently held the position of Executive Vice President, Strategy & Corporate Development with Eldorado Gold (NYSE: EGO) from 2013 to 2023 and led over $4 billion in M&A; various equity, debt and project financings; and restructuring. He previously spent over fifteen years in investment banking and institutional sales & trading (Merrill Lynch, UBS Securities), proprietary trading (TD Securities), and engineering (AMEC) focused on natural resources.  Mr. Cho holds a Bachelor of Applied Science in Geological Engineering from the University of British Columbia and a Masters of Business Administration from the University of Toronto and is a professional engineer and professional geoscientist (BC and ON).

JASON CHO PRIVATE PLACEMENT

Concurrent with his appointment as President, the Company is also pleased to announce a C$1.0 million equity investment by Mr. Cho into the Company, for the acquisition of 250,000 common shares of Metalla (the "Shares") at a price of C$4.00 per Share by way of private placement (the "Placement"). The closing of the Placement is subject to the receipt of approvals of the TSX Venture Exchange and the NYSE American LLC. The proceeds of the Placement will be used for general working capital purposes. The Shares will be subject to a statutory hold period of four months and a day from issuance, in accordance with applicable Canadian securities laws.

RESTRICTED SHARE UNIT AND OPTION GRANT

Effective July 23, 2024, Metalla has granted, in accordance with the Company's share compensation plan, an aggregate of 250,000 restricted share units (each "RSU") and an aggregate of 150,000 stock options ("Options") to Mr. Cho. The RSUs will vest in four equal installments annually from the date of grant, and Options vest in two equal installments, twelve and twenty-four months from the date of grant. Each vested RSU will entitle the holder to receive one common share of the Company or the equivalent cash value thereof and each vested Option will entitle the holder to acquire one common share of the Company at an exercise price of C$4.14 for a period of five years and are subject to vesting provisions.

ABOUT METALLA

Metalla was created to provide shareholders with leveraged precious and strategic metal exposure by acquiring royalties and streams. Our goal is to increase share value by accumulating a diversified portfolio of royalties and streams with attractive returns. Our strong foundation of current and future cash-generating asset base, combined with an experienced team, gives Metalla a path to become one of the leading royalty companies.

For further information, please visit our website at www.metallaroyalty.com.

ON BEHALF OF METALLA ROYALTY & STREAMING LTD.

(signed) "Brett Heath"

Chief Executive Officer

CONTACT INFORMATION

Metalla Royalty & Streaming Ltd.

Brett Heath, Chief Executive Officer

Phone: 604-696-0741

Email: info@metallaroyalty.com

Kristina Pillon, Investor Relations

Phone: 604-908-1695

Email:  kristina@metallaroyalty.com

Website: www.metallaroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accept responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This release contains forward-looking statements and forward-looking information (collectively, "forward-looking statements") within the meaning of applicable securities legislation.  Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur, or be achieved. Forward-looking statements include, but are not limited to, the statements of management regarding Mr. Cho's future contributions to the Company; the completion of the Placement; the receipt of the stock exchange approvals for the Placement; the expected use of proceeds from the Placement; the vesting and settlement of the RSUs; the vesting and exercise of the Options; the expectations generally of Metalla regarding the property owners/operators and the authors of relevant technical reports and studies with respect to the mineral projects in which Metalla has an interest, including without limitation, estimates of mineral resources and mineral reserves and updates thereto, production, mine life, NPV, IRR, costs, drilling, development, permitting, water sourcing, commodity mix and prices, and the timing thereof; future opportunities and acquisitions; future exploration, financing, development, production and other anticipated developments on the properties in which the Company has or has agreed to acquire an interest;  future growth, increased share value, cash generation and returns; and Metalla having a path to becoming a leading gold and silver royalty company.

Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties, and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Metalla to control or predict, that may cause Metalla's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: that the expectations regarding Mr. Cho's future contributions to the Company will not be realized; that the Placement will not be completed; that the stock exchanges will not approve the Placement; that the proceeds from the Placement will be used differently than announced; that the RSUs will not vest or be settled; that the Options will not vest or be exercised; the absence of control over mining operations from which Metalla will purchase precious metals or from which it will receive stream or royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; regulatory, political or economic developments in any of the countries where properties in which Metalla holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Metalla holds a royalty or stream or other interest, including changes in the ownership and control of such operators; risks related to global pandemics, including the current novel coronavirus (COVID-19) global health pandemic, and the spread of other viruses or pathogens; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Metalla; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Metalla holds a royalty, stream or other interest; the volatility of the stock market; competition; future sales or issuances of debt or equity securities; use of proceeds; dividend policy and future payment of dividends; liquidity; market for securities; enforcement of civil judgments; and risks relating to Metalla potentially being a passive foreign investment company within the meaning of U.S. federal tax laws; and the other risks and uncertainties disclosed under the heading "Risk Factors" in the Company's most recent annual information form, annual report on Form 40-F and other documents filed with or submitted to the Canadian securities regulatory authorities on the SEDAR website at www.sedar.com and the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov. Metalla undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on information currently available. No forward-looking statement can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements.